

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

January 12, 2006
Our ref. No. PI 041

The U.S. Securities and Exchange Com
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finan
Mail Stop 3-7
Washington, D.C. 20549



Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Subscription of Preferred Stock of Mitsubishi Motors Corporation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on January 12, 2006

Subscription of Preferred Stock of Mitsubishi Motors Corporation

Mitsubishi Corporation announced today that it has decided to subscribe the preferred stock of Mitsubishi Motors Corporation ("MMC") (Head Office: Minato-ku, Tokyo; President: Osamu Masuko) in the amount of 30 billion yen, as explained below.

1. Details of Subscription

(1) Type of preferred stock

Class G preferred stock issued by Mitsubishi Motors Corporation
(nonvoting, with common stock conversion rights, dividend preferred stock)

(2) Number of stock subscribed

30,000 stocks

(3) Amounts to be invested

30 billion yen

(4) Due date of payment

January 30, 2006 (same date of due date of subscription)

2. Number of stock held by Mitsubishi Corporation before the subscription

Common stock: 737,731 thousand stocks
Class A preferred stock: 22,000 stocks
Class G preferred stock: 18,654 stocks

3. Reason of the above decision

As announced on January 28, 2005, Mitsubishi Corporation had the plan to purchase operating assets or subscribe for capital increase which will lead to 30 billion yen capital reinforcement of MMC, within the fiscal year ending March 2006. The 30 billion yen preferred share subscription is based on the above plan.

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